Filed by Yodlee, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.
Commission File No.: 001-36639

EMPLOYEE FAQ

1.	What was announced?

Yodlee announced today that is has entered into a definitive agreement under which Envestnet will acquire all of the shares of Yodlee in a cash and stock transaction valued at $18.88 per share, or approximately $660 million on a fully-diluted equity value basis. As Yodlee has approximately $70 million in cash and cash equivalents, the transaction reflects an enterprise value of approximately $590 million.

2.	Why are we merging with another company so soon after our IPO?

Yodlee’s Board of Directors has a fiduciary responsibility to evaluate all strategic options to maximize shareholder value. After careful consideration, the Board came to the conclusion that this synergistic combination is the best path to enhance shareholder value, resulting in its unanimous decision to approve the definitive agreement.

3.	Who is Envestnet?

Envestnet, Inc. (NYSE: ENV) is a leading provider of unified wealth management technology and services to financial advisors.

4.	What is Envestnet’s purpose and vision?

Envestnet and Yodlee share the same vision of enabling an unmatched level of wealth management customer engagement and simplifying the financial lives of the billions of consumers and multitude of small- to medium-sized business owners around the world.

5.	How many employees does Envestnet have?

As of December 31, 2014, Envestnet had 1,257 employees.

6.	When is the transaction expected to close?

The transaction is expected to close in the fourth quarter of 2015 or in the first quarter of 2016, subject to customary closing conditions, as well as approval by Yodlee stockholders. Envestnet and Yodlee will continue to operate separately until the transaction closes.

7.	How long do you anticipate it will take to integrate the companies?

It’s difficult to put an exact timetable on how long the integration will take after the transaction closes. However, we have the utmost confidence that the integration process will be smooth and streamlined, with minimal to no interruption to our employees, customers and partners.

8.	Will the Yodlee brand go away?

There are no plans for this. The Yodlee name has considerable brand equity and Envestnet recognizes that. You can rest assured knowing that Envestnet is fully committed to advancing our success and we are excited about what we can accomplish together.

9.	What should I do differently following this announcement vs. my current responsibilities?

Nothing. It is business as usual.

10.	Who do I report to?

Today, there are no changes to Yodlee’s management structure and you will continue to report to your manager. As we approach the closing of the acquisition, we anticipate there may be changes to current reporting relationships. We are committed to keeping you informed throughout the process.

11.	Will my role change?

Between today and the closing of the transaction, it’s business as usual, with both Yodlee and Envestnet operating on a stand-alone basis. While it is not anticipated that many roles will have significant changes, some changes to roles and responsibilities may occur following the closing of the transaction. You will receive additional communication about any change impacting you.

12.	I’ve just made a critical hire and I’m concerned this news will cause her/him pause from joining. What should I do?

In partnership with Human Resources we encourage you to reach out to key hires you’ve recently made and assure them Yodlee is a great place to work, with great customers, partners and a fantastic culture. We believe there are a lot of great opportunities ahead for us.

13.	When do we get to meet and work with our counterparts?

Yodlee and Envestnet will operate independently until the transaction closes. Over the next few months, Yodlee and Envestnet senior leadership will be coordinating introductions for key teams and departments at the appropriate time. Otherwise, you should not initiate discussions with Envestnet employees unless authorized.

14.	What happens to my compensation?

There will be no immediate impact to your compensation, including equity compensation. A comprehensive, global review of pay levels and practices is currently underway. There may be changes in the future as we look to standardize programs and practice in the countries where we operate. You will be notified of any changes impacting your compensation as that information becomes available.

15.	What happens to my health and welfare programs?

Currently, Yodlee and Envestnet are conducting an analysis of our respective benefit program, and determining the best transition time. As soon as a decision has been made, we will communicate it.

16.	How does this affect my stock options and restricted stock unit awards?

The treatment of your outstanding equity awards differs depending on whether the award is vested or unvested at the time of the closing of the transaction.

Vested Stock Options

With respect to stock options that have vested as of immediately prior to the closing of the transaction, Envestnet will not be assuming or otherwise continuing those awards. You will have the opportunity to exercise any vested stock options prior to the closing of the transaction as you typically would (for instance, through a broker assisted transaction). If you do not take any action to exercise your vested stock option, it will be deemed to be “net exercised” immediately prior to the closing and you will become a stockholder and will receive the same merger consideration as other Yodlee common stockholders.

A net exercise reduces the number of shares subject to your option by the amount necessary to pay the exercise and applicable tax withholding. We will use the value of the merger consideration to be received by stockholders as the basis for making this determination. Further, if your option is qualified as an “incentive stock option” for United States tax purposes, this net exercise will disqualify the option as an incentive stock option and your option will be taxed as a nonstatutory stock option, which means (among other things) that your option exercise will result in Yodlee having to collect applicable tax withholding, which we will accomplish through reducing the number of shares you would otherwise receive in connection with exercising your stock option.

To illustrate how a net exercise will work, assume by way of an example only that you have a vested option to purchase 5,000 shares of Yodlee common with an exercise price of $10.88 per share and the value of the merger consideration to be received by holders of common stock equals $18.88 per share. Assume further that the tax withholding rate is 40%. In this example, you would have to pay $54,400 to satisfy the exercise price and $16,000 to satisfy the tax withholding amount. The number of shares subject to your vested stock option would be reduced by 3,729 shares and you would be issued and become the owner of 1,271 shares of Yodlee common stock, which would then convert into the right to receive the merger consideration as part of the transaction.

Unvested Stock Options and Restricted Stock Units

Unvested stock options and restricted stock units will be converted into awards of Envestnet restricted stock. The number of shares subject to your Envestnet restricted stock award will be determined based on the value of merger consideration to be received for a share of Yodlee common stock, reduced by the amount of any exercise or purchase price associated with your award, and divided by the value of a share of Envestnet common stock, all as calculated under the terms of the merger agreement. Following the closing of the merger, the Envestnet restricted stock award will vest in accordance with the same schedule that applied to the Yodlee equity award it replaces.

To illustrate this conversion, assume by way of example only, that you have an unvested option to purchase 5,000 shares of Yodlee common with an exercise price of $10.88 per share and the value of the merger consideration to be received by holders of common stock equals $18.88 per share. Assume further that the value of one share of Envestnet common stock at the time of the closing of the transaction is $40. In this example, there is $40,000 of value in the unvested stock option, which would then convert into 1,000 shares of Envestnet restricted stock. This restricted stock award would then vest over the same schedule that applied to the unvested stock option.

Additional Communications

This summary of the treatment of equity awards in connection with the merger is necessarily incomplete. We will be following up with additional communications that discuss in greater detail how your equity awards will be treated in the transaction.

17.	Who will lead Yodlee’s integration efforts for Envestnet?

Yodlee’s senior management team will lead the integration working in close coordination with Envestnet’s senior management team.

18.	When will I receive additional information on the merger and from whom?

We are committed to keeping everyone up to date and will communicate as we reach new milestones.

19.	How can I help make this transaction successful?

It’s important to remain focused on your daily objectives and responsibilities. You can provide the most support by continuing to do the outstanding work that our clients have come to expect from us.

20.	How do I handle any press or investor inquiries?

All press inquiries should be directed to Yodlee’s PR representatives, Jason Chudoba at Jason.chudoba@icrinc.com or John McKenna at john.mckenna@icrinc.com and cc Chief Marketing Officer David Lee at DLee@Yodlee.com.

Investor inquiries should be directed to Yodlee’s IR representative Sheila Ennis at IR@yodlee.com.

Additional Information and Where to Find It

In connection with the proposed merger, Envestnet, Inc. (“Envestnet”) intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Envestnet common stock to be issued in the merger, and Envestnet and Yodlee, Inc. (“Yodlee”) intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENVESTNET, YODLEE AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Envestnet and Yodlee with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Envestnet Investor Relations at investor.relations@envestnet.com or by telephone at (312) 827-3940 or by contacting Yodlee Investor Relations at http://ir.yodlee.com/contactus.cfm or by telephone at (650) 980-3600. The content of any website referenced above is not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Envestnet and Yodlee and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Envestnet or Yodlee security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Yodlee’s executive officers and directors is included in Yodlee’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 10, 2015, and information regarding Envestnet’s executive officers and directors is included in Envestnet’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 13, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Envestnet and Yodlee have interests in the transaction that may differ from the interests of Envestnet and Yodlee stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements

Except for historical information contained herein, the matters discussed in this document are forward-looking statements about the benefits of the transaction involving Envestnet and Yodlee, including future financial and operating results and the combined company’s plans, objectives, expectations and intentions. These uncertainties may cause our actual future results to be materially different from those discussed in forward-looking statements. These risks and uncertainties include the ability of the parties to complete the Merger; the parties’ ability to obtain regulatory approvals of the Merger on the contemplated terms and schedule; the failure of our shareholders to approve the transaction; the impact of the announcement of, or failure to complete, the Merger on our relationships with suppliers, customers and employees; and potential or actual litigation.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to Yodlee at this time. Such statements are subject to change, and we do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in Yodlee’s reports filed with the SEC. Investors are advised to read Yodlee’s Annual Report on Form 10-K, as amended, and quarterly reports on Form 10-Q filed with the SEC, particularly the section entitled “Risk Factors,” for a more complete discussion of these and other risks and uncertainties.